FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April 2020

Commission File Number: 001-02413

Canadian National Railway Company

(Translation of registrant’s name into English)

935 de la Gauchetiere Street West

Montreal, Quebec

Canada H3B 2M9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canadian National Railway Company

Date:	April 29, 2020	By:	/s/ Cristina Circelli
			Name:	Cristina Circelli
			Title:	Vice-President Deputy Corporate Secretary and General Counsel

CANADIAN NATIONAL RAILWAY COMPANY

Items	Description

1	Election of Directors News Release April 29, 2020

Item 1

Celebrating 100 years

NEWS RELEASE

CN announces election of directors

MONTREAL, April 29, 2020 — CN (TSX: CNR) (NYSE: CNI) announced today that the director nominees listed in the management information circular dated March 10, 2020, were elected as directors of CN. The detailed results of the vote for the election of directors held at CN’s Annual Meeting of Shareholders (“Meeting”) on April 28 via online webcast are set out below.

Election of Directors

On a vote by ballot, each of the following 13 nominees proposed by management was elected as a director of CN:

Nominee	Votes For	% For	Votes Withheld	% Withheld
Shauneen Bruder	545,457,856	99.89	591,800	0.11
Donald J. Carty	538,834,662	98.68	7,214,994	1.32
Ambassador Gordon D. Giffin	520,766,087	95.37	25,283,569	4.63
Julie Godin	541,458,782	99.16	4,590,874	0.84
Edith E. Holiday	455,478,279	83.41	90,571,377	16.59
V. Maureen Kempston Darkes	515,296,991	94.37	30,752,665	5.63
The Hon. Denis Losier	507,409,744	92.92	38,639,912	7.08
The Hon. Kevin G. Lynch	526,256,845	96.38	19,792,811	3.62
James E. O’Connor	542,510,887	99.35	3,538,769	0.65
Robert Pace	523,415,700	95.85	22,633,956	4.15
Robert L. Phillips	513,210,381	93.99	32,839,275	6.01
Jean-Jacques Ruest	541,716,262	99.21	4,333,394	0.79
Laura Stein	519,315,435	95.10	26,734,221	4.90

Robert Pace was unanimously re-elected by the board of directors as board chair. Mr. Pace is president and chief executive officer of The Pace Group Ltd., based in Halifax, N.S., which is engaged in radio broadcasting, real estate and environmental services.

Biographical information on all directors is available at http://www.cn.ca/en/investors/regulatory-filings

Final voting results on all matters voted on at the Annual Meeting of Shareholders held on April 28, 2020 will be filed with the Canadian and U.S. securities regulators.

Meeting Questions

Any questions related to the Meeting that were not answered during the Meeting due to time constraints will be posted online and answered at www.cn.ca/en/investors . The questions and answers will remain available until one week after the Meeting.

CN is a true backbone of the economy transporting more than C$250 billion worth of goods annually for a wide range of business sectors, ranging from resource products to manufactured products to consumer goods, across a rail network of approximately 20,000 route-miles spanning Canada and mid-America. CN — Canadian National Railway Company, along with its operating railway subsidiaries  —  serves the cities and ports of Vancouver, Prince Rupert, B.C., Montreal, Halifax, New Orleans, and Mobile, Ala., and the metropolitan areas of Toronto, Edmonton, Winnipeg, Calgary, Chicago, Memphis, Detroit, Duluth, Minn./Superior, Wis., and Jackson, Miss., with connections to all points in North America. For more information about CN, visit the Company’s website at www.cn.ca.

Contacts:
Media	Investment Community
Jonathan Abecassis	Paul Butcher
Senior Manager	Vice-President
Media Relations	Investor Relations
(514) 399-7956	(514) 399-0052